SUMMIT NETWORKS INC

Jaunciema gatve 40, Ziemelu rajons, Riga, LV-1023, Latvia

Telephone (775)572-8824 - networkssummit@gmail.com

November 12, 2014

Ms. Sherry Haywood

Mr. Craig Slivka

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re:	Summit Networks Inc
Registration Statement on Form S-1
Filed October 1, 2014 File No. 333-199108

Dear Ms. Haywood and Mr. Slivka,

Thank you for your assistance with our Registration Statement as filed on October 1, 2014.  We have reviewed your comments and amended the Registration Statement and provide the following information:

General

1.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

We have revised the filing to disclose that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have no written communications, as defined in Rule 405.

3.

The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with nominal assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

We respectfully disagree that we are a blank check company. Each of your points is addressed as follows:

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SUMMIT NETWORKS INC

Jaunciema gatve 40, Ziemelu rajons, Riga, LV-1023, Latvia

Telephone (775)572-8824 - networkssummit@gmail.com

a.	It is true that we are a development stage company and will be for the foreseeable future;

b.	We currently have assets consisting of cash, the shop (and its contents) and the property on which it sits;

c.

We do have revenues. The financial statements included in the S-1 disclose we generated $30,100 in revenue as of our year end on July 31, 2014 and we have additional revenue of $22,410 since July 31, 2014.

d.

We have begun operations despite our limited financial resources at this time; with available revenue from sales we have been able to purchase the shop in Latvia which is included as an asset on our July 31, 2014 financial statements. We believe the revenue generated while we are waiting to commence our Offering will allow us to conduct operations for the next 12 months, but of course there is no guarantee we will generate any more revenue from sales. Once the Offering is complete, assuming we are able to complete it, we will then proceed with our full business plan as outlined in the Plan of Operation section of the Registration Statement.

4.

Please disclose that you are a shell company as defined by Rule 405 of the Securities Act of 1933. Include risk factor disclosure regarding the restrictions on the sale of such securities imposed by Rule 144 of the Securities Act and the use of Form S-8.

Again, we respectfully disagree that we qualify as a shell company.

We have commenced sales and are able to report $52,510 in revenues since inception in July 2014. We used the revenue to implement items that our director believed to be in the best interest of growing the company. In order to carry out our fully business plan we are in the process of having our Registration Statement declared effective so we may move forward with an Offering for funding. In July we purchased a shop in Latvia. Subsequent to our audited financials we have completed additional sales of our products. We have entered into agreements with 3 suppliers of product and will continue to look for additional suppliers as necessary.

A shell company is defined under Rule 144 as a company with no or nominal assets (other than cash) or operations. While we are a development stage company, we believe for the reasons outlined above we do not qualify as a shell company. We have a specific business plan; have commenced operations, purchased assets, generated revenues and continue to move forward each month to grow the business.

5.

Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Mr. Berzins, our sole officer and director, has never been involved in any other companies as described in your comment.

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SUMMIT NETWORKS INC

Jaunciema gatve 40, Ziemelu rajons, Riga, LV-1023, Latvia

Telephone (775)572-8824 - networkssummit@gmail.com

Prospectus Summary, page 5

Corporate Background and Business Overview, page 5

6.	Please disclose in detail how you have generated revenue. We may have additional comments after reviewing your response.

Our salesman Rob Johnson contacted many potential buyers. From those contacts he received four purchase orders for glass craft products totaling $30,000 from one buyer. The products ordered were readily available, off the shelf products from one of our suppliers and were available for immediate shipment to the buyer; the shipping costs were $100 which was passed on to the buyer for Total Revenues of $30,100. Mr. Johnson was paid a commission of $2,050 and the product cost from the supplier was $20,950, resulting in a gross profit of $23,000.

7.

Please disclose what activities will be taking place at your executive offices located in Las Vegas since your sole employee is located in Latvia and this location serves as your primary office for planning and implementing your business plan.

We have disclosed here and in other sections of the S-1 that the primary activities at the Las Vegas location will be carried out by our sole employee and CEO, Andris Berzins. He will be working from this location as his schedule permits, to process sales, oversee company operations in US, make sure our business plan in implemented as it should – including verifying that orders are fulfilled properly, regular office work (processing incoming mail, making phone calls to customers and suppliers, etc.) and working on our website content.

Mr. Berzins will also travel to Latvia, to work in the office in the shop there; to create a plan to reach out to potential customers in European Union (EU), to locate less expensive potential suppliers of our offered products, to process incoming mail in Latvia from local authorities, to keep all required paperwork in up to date state, working on content of our company website in Latvian language (for local customers) with the goal of reaching out to more customers to make our company more successful.

8.	Please describe the role that your “shop” in Latvia will play in your business plan.

We have added the following disclosure on page 25 under the Facilities section:

The office and shop has the potential to become a distribution hub for potential EU customers, therefore, we will be making phone calls from there to reach out to EU customers after the successful completion of our Offering. We will also work there on some parts of our website which will be in both the Latvian and English languages, to reach more potential clients in Europe.

We might use the shop later on to make some of our own brand assembly of glass craft products, but it will require more funds in the future. We first need to make our company successful by simply doing what we do best: the distribution of ready-made products from our suppliers.

9.

Please revise your disclosure to explain how these supply agreements work. In particular, we note Section 4 of your supply agreements filed as exhibits 10.1, 10.2 and 10.3 states that the prices paid for the products are set forth in the agreement between the buyer and seller. We also note disclosures in the registration statement that are not included as terms of the supply agreements including that the prices are fixed and can only be changed with a supplemental written agreement and the agreements provide for no minimum purchase requirements. Please explain to us where these terms of the supply agreements are located in the agreements. Finally, we note disclosure on page 9 in the risk factor “We depend on independent . . .” that your suppliers may choose not to do business with you. Please disclose this fact here and in your “Description of Business” section.

We have outlined the general terms of the supply agreements and disclosed the risk factor information in all the sections that discuss the supply agreements.

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SUMMIT NETWORKS INC

Jaunciema gatve 40, Ziemelu rajons, Riga, LV-1023, Latvia

Telephone (775)572-8824 - networkssummit@gmail.com

Risks Relating to Our Business, page 7

We have limited business, sales and marketing experience in our industry, page 10

10.

Please address your officer’s lack of experience with international distribution. In particular, we note that he is based in Latvia but seeks to distribute Chinese manufactured products to North America and throughout Europe.

We have disclosed Mr. Berzins’ lack of experience with international distribution.

Our management has no experience in a public company setting. His decisions and choices may not take into account standard operating procedures required for a public company. As a result, we may have to suspend or cease activities which will result in the loss of your investment, page 11

11.	Please consolidate the duplicative disclosure under this risk factor with that under the risk factor entitled “The lack of public company experience of Mr. Berzins.”

The two risk factors have been combined.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 18

12.

We note that customers will be able to submit payment via wire transfer or by sending a check/money order. Please consider a risk factor addressing the potential competitive disadvantages of a payment processing system lacking credit card functionality, which appears different from the vast majority of online commerce sites.

We have added a risk factor to address the payment processing issue.

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SUMMIT NETWORKS INC

Jaunciema gatve 40, Ziemelu rajons, Riga, LV-1023, Latvia

Telephone (775)572-8824 - networkssummit@gmail.com

Liquidity and Capital Resources, page 20

13.

We note your disclosure stating that based on your budget, you anticipate needing a minimum of $12,990 in a limited operations scenario. However, you disclose on pages 5 and 18 that you will require a minimum funding of $20,000 to conduct your business over the next 12 months. Please revise your disclosure under this heading as necessary to reconcile these two statements.

We have revised the disclosures to reconcile the statements.

Description of Business, page 22

In General, page 22

14.

It appears that you will simply have an order taking web site for products manufactured by your suppliers. Please substantially revise your prospectus to explain how you plan to carryout business. For instance, will you simply forward orders to suppliers who will then ship the orders to customers themselves? We note that your suppliers are distributors as well as suppliers of glass products. We expect that your response will result in revisions throughout the prospectus, including the risk factors and competition sections. We may have further comments upon reviewing your response.

We have disclosed that we start by contacting a new prospect customer by telephone or email. If the customer is open to talk about what we offer, we set up a telephone or online appointment to discuss the benefits of our products and the price. Depending upon the customer and the size of the potential order, we sometimes send him a small sample, most of the time we simply ask for order. An invoice is sent to the customer which they must pay first. Then we immediately make the order with the supplier. We don`t keep inventory other than a few samples, and the product is usually shipped directly to the customer unless other arrangements are made. This will result in lower prices for our products as we will save on warehousing costs.

Facilities, page 25

15.

Please disclose whether the office and shop located in Latvia is your sole officer’s personal residence. Please also describe the location and general character of your Las Vegas location. Refer to Item 102 of Regulation S-K.

The office with shop in Latvia is not our sole officer`s personal residence. He resides separately from this office and shop.

Our 8153 Finch Feather St., Las Vegas, NV 89143 location is a small office in a mixed residential / commercial area of the city. We keep some documentation necessary for our operation in the US market here, and once we have funding we will purchase more office equipment for this location.

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SUMMIT NETWORKS INC

Jaunciema gatve 40, Ziemelu rajons, Riga, LV-1023, Latvia

Telephone (775)572-8824 - networkssummit@gmail.com

Plan of Distribution, page 29

16.	Please disclose more details about how your sole officer will solicit purchasers of your securities.

We have disclosed that our director, Andris Berzins, will offer the shares to friends, relatives, acquaintances and business associates, however; there is no guarantee that he will be able to sell any of the shares.

Financial Statements, page F-1

Audit Report, page F-2

17.

Your audit report states in the fourth paragraph, “…the Company has incurred accumulated deficits of $5,090 as of July 31, 2014 and further losses are anticipated in the development of its business. The Company incurred a net loss of $5,090 for the year ended July 31, 2014, respectively.” However, you report net income of $5,090 as of July 31, 2014 in your statement of operations. Please obtain a revised opinion from your independent accountants, and include it in an amendment to your filing. In addition, please revise the labeling of the line item “Deficit accumulated during the development stage” on your balance sheet to indicate a surplus rather than a deficit.

The auditor has provided a revised Audit Report per your comment.

Undertakings, page 37

18.	Please include the correct undertakings for your offering. In particular, we note the absence of the Item 512 (h) of Regulation S-K.

We have added the undertaking required by Item 512 (h) of Regulation S-K.

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SUMMIT NETWORKS INC

Jaunciema gatve 40, Ziemelu rajons, Riga, LV-1023, Latvia

Telephone (775)572-8824 - networkssummit@gmail.com

Signatures, page 38

19.

We note that you signed the registration statement as “Summit Networks, Incorp.” although your name is listed as “Summit Networks Inc” in your articles of incorporation. Please revise reflect your correct name as the signatory to the registration statement.

We have corrected the error.

Legal Opinion, Exhibit 5.1

20.

Please have counsel remove the assumptions in the first paragraph on page two that counsel has “assumed the due authorization by all requisite action, corporate, limited liability company or other” and “such documents purport to constitute agreements, such documents constitute valid and binding obligations of such parties”, as such assumptions are overly broad and assume away the material facts underlying the opinion. See Section II.B.3.a of Staff legal Bulletin No. 19 dated October 14, 2011.

Counsel has provided us with a revised opinion letter per your comment.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andris Berzins

Andris Berzins

President

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